February 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Agenus Inc.

Registration Statement on Form S-3 (File No. 333-215640)

Request for Acceleration

Ladies and Gentlemen:

On behalf of Agenus Inc. (the “Company”), we hereby confirm in writing our request that the Securities and Exchange Commission accept the Company’s withdrawal of our acceleration request filed on February 22, 2017 (which requested effectiveness of the Company’s Registration Statement on Form S-3 at 4:30 p.m. Eastern Time on February 23, 2017).

Should you have any questions or comments, please do not hesitate to contact Jessica Unger of Ropes & Gray LLP at (212) 596-9237.

Very truly yours,

/s/ Jessica R. Unger
Jessica R. Unger

Cc:	Christine M. Klaskin (Agenus Inc.)